ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

20 July 2005


05009965

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours



Andrew Geddes
Investor & Media Relations Manager

encl

:ntion ASX Company Announcements Platform
Lodgement of Open Briefing®



the heart company



corporatefile.com.au

Ventracor Limited
126 Greville Street
Chatswood, NSW 2067
Sydney, Australia

Date of lodgement: 20-Jul-2005

Title: Open Briefing®. Ventracor. CEO on Start of US Trial & Market Update

Record of interview:

corporatefile.com.au
Ventracor Limited recently announced its first US implant. You indicated you're one of only two publicly listed companies in the world with a third generation Left Ventricular Assist System (LVAS) and that your device will be the first third generation centrifugal pump to be trialled in the US. What is the significance of this milestone in terms of your commercialisation strategy?

CEO Colin Sutton PhD
Our first US implant marks the start of our US feasibility study involving 10 Bridge-to-Transplant (BTT) patients. It represents a major step towards commercialising our implantable heart assist system. While we conduct this feasibility study, we expect the implant procedure and the devices to be eligible for reimbursement, and thereby receive our first revenues.

corporatefile.com.au
How is your US expansion programme progressing?

CEO Colin Sutton PhD
Our US-based chief operating officer Peter Crosby is recruiting a team of people to assist us in our feasibility study which will involve up to five hospitals and 10 patients. Peter is an experienced senior manager with more than 25 years' experience in implantable medical devices. Our principal investigator for the US feasibility study, Dr. Eric Rose, and the chairman of the trial steering committee,

Professor Robert Kormos, are both leaders in the field. We're working with the best available people.

corporatefile.com.au
In your last Open Briefing on 21 June 2005, Peter Crosby talked of advancing from your BTT feasibility study in the US to a pivotal trial by the end of the first quarter or start of the second quarter of calendar year 2006. Are you still on track to meet this timetable?

CEO Colin Sutton PhD
We're on track to meet that timetable. We anticipate the 10 implants required will be completed before the end of this calendar year. Once the patients meet the end point of the trial and we've collected the clinical data, we'll be in a position to submit the results to the FDA.

corporatefile.com.au
If your European trial is already well underway, with approval and marketing anticipated in 2006, why are you also aggressively targeting the US?

CEO Colin Sutton PhD
We remain committed to completing the product approval process in Europe. However, the US is the largest market for medical devices worldwide. Our company's future ultimately lies in that market. While we focus on advancing into the European market, we're also pursuing registration and approval in the US as soon as possible.

corporatefile.com.au
In recent investor presentations in Australia, you've described your path to market as a "race against time". What growth potential do you see for VentrAssist™ in Bridge-to-Transplant and Destination Therapy (DT)? What factors are driving you to pursue both these segments of the market?

CEO Colin Sutton PhD
We see ourselves as being in a fast-moving technological race against our competitors. As part of the approval process, we're pursuing two areas: Bridge-to-Transplant for people who need circulatory support until they receive a heart transplant, and Destination Therapy or Alternative-to-Transplant for patients who don't qualify for a transplant because of age or medical conditions but need circulatory support.

We think the current market is held back by the inadequacy of current devices. Today, market estimates suggest there are at least 27,000 patients each year in the US who would be candidates for an implantable device like ours for Destination Therapy. In contrast, the BTT opportunity comprises only around 3,500 patients worldwide per year. However, it's important to understand that we're pursuing approval for Bridge-to-Transplant because the current US regulatory environment mandates BTT approval before DT approval. The statistical end point to measure success for a BTT trial is only a few months or until the patient receives a heart. This is much shorter than the measurement of success for Destination Therapy which can be longer.

corporatefile.com.au
What are the main risks associated with your trials and how will you address them?

CEO Colin Sutton PhD
We've made a considerable investment in the establishment of robust risk management systems and operational protocols to greatly reduce our business and clinical risks.

With each implant, our clinical risks are reduced and we learn a substantial amount about the clinical management of our patients. This very importantly sets us apart from companies who are yet to gain a body of clinical experience. Having completed nearly 30 implants, we believe many of the clinical risks are now much better understood and have been substantially reduced, clearly defined or eliminated.

Trial costs are being addressed. Last year, the US agency that determines which devices are reimbursable in the US classified the implantation of an LVAS like ours as reimbursable in trials at the same rate as a fully approved device.

With each implant, we're learning more and becoming increasingly confident that our product is performing in accordance with its design specifications, and we've articulated the key competitive advantages that make our device well-suited to our target markets.

The potential risk of slow recruitment is also being addressed. I'd like to point out that patient selection is carefully defined in the protocol; the priority is to ensure a positive outcome for every patient whilst, at the same time, to collect useful data for the purposes of our regulatory submissions.

Recruitment and management of our clinical trials in the US is being guided by our experienced partners at the International Center for Health Outcomes and Innovation Research (InCHOIR), based at Columbia University in New York.

corporatefile.com.au
In addition to your BTT trial, are you on track to lodge an Investigational Device Exemption (IDE) application for a DT pivotal trial in the US by year end?

CEO Colin Sutton PhD
As Peter Crosby stated in our last Open Briefing, the objective is to reach a DT approval as quickly as possible. We're focused on meeting that objective but there are certain undefined elements associated with the trial protocol, and it may be in our best interests to delay filing a submission until we've reached agreement with the regulatory agencies on the protocol in order to reach the end point in the shortest possible time. We'll work on this with our partners at Columbia University.

corporatefile.com.au
You indicated that you've started to ramp-up your manufacturing capability. What cost savings are you targeting by bringing in-house your critical manufacturing

processes?

CEO Colin Sutton PhD
We've recently commissioned our own in-house steriliser. For example we have reduced the cost of each sterilising run from $6,000 to $600 by moving the process in-house.

corporatefile.com.au
What's your monthly cash burn? How's your cash burn likely to be affected by the ramp-up of your manufacturing capabilities and your progress in the US and Europe?

CEO Colin Sutton PhD
Our current cash burn is about $2.4 million per month, of which about $1.8 million is spent on facilities and staff, while the remaining $600,000 is spent on capital equipment, raw materials and pump assembly. We have a substantial stock of materials, work-in-progress and finished goods which have been written off and factored into our cash burn figure.

corporatefile.com.au
As you continue to advance your European trial simultaneously in both Bridge-to-Transplant and Destination Therapy for CE Mark approval to sell VentrAssist™, how will you overcome the challenges of a highly fragmented European market?

CEO Colin Sutton PhD
This CE Mark trial is essentially a one-approval process. Obtaining CE Mark approval will give us European-wide product registration and allow us to sell our device for both clinical indications of Bridge-to-Transplant and Destination Therapy across Europe. We expect to receive European-wide approval next calendar year.

We're now in the process of negotiating with clinical support staff who are able to visit, service and support hospitals in Germany, France and Scandinavia.

corporatefile.com.au
Which segments of the market (BTT or DT) and which European countries will you most likely be able to initially access and what time frame are you targeting?

CEO Colin Sutton PhD
A VentrAssist™ has already been implanted in the UK. Once we've received CE Mark approval at the end of 2006, we'll target other major markets in Europe; Germany and France are the largest markets in Europe and are high on our list.

corporatefile.com.au
What initiatives are in place to expand your European implant programme?

CEO Colin Sutton PhD
We are in negotiation with other implant centres which should increase our recruitment rate and, at this stage, we are on track to complete CE Mark recruitment by year-end.

corporatefile.com.au
What measures are you taking to build on your competitive strengths and what are you doing to enhance the functionality of your device?

CEO Colin Sutton PhD
Our device has the inherent ability to respond to physiological demand without external adjustment. However, we believe more sophisticated physiological responsiveness will be an increasingly significant requirement for LVASs. We have an advanced research programme in place targeted at developing and building even more advanced physiological responsiveness into our device. Our research strategies are aimed at developing functions which would better assist cardiologists in post-implant patient management.

corporatefile.com.au
When do you expect to receive clarity on the outcome of your US patent infringement claim? Is the litigation in any way affecting your ability to progress your strategic and clinical development objectives?

CEO Colin Sutton PhD
The litigation is in no way impeding our progress or ability to meet any of our objectives. The case is before the Florida court, with documents being lodged virtually every week. At this stage, we cannot predict when it will be resolved.

corporatefile.com.au
What will be your main priorities in the coming 12 months? Will a capital raising be necessary to help advance your trials?

CEO Colin Sutton PhD
At 30 June 2005, we had $33 million cash. Given our current monthly cash burn of $2.4 million, we will need to raise additional capital within the next 12 months and it's likely that we'll start the process in the next quarter.

corporatefile.com.au
Thank you Colin.

To read previous Ventracor Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Ventracor Limited, view www.ventracor.com or call Chief Executive Officer Colin Sutton PhD or Manager, Investor Relations, Andrew Geddes on + 61 2 9406 3100.